FILED PURSUANT TO RULE 424(B)(3)
Registration Statement No. 333-113953

SEROLOGICALS CORPORATION

$130,000,000

Principal Amount of 4.75% Convertible Senior Subordinated Debentures due 2033
and 8,789,729 shares of Common Stock issuable upon the conversion of the Debentures

Prospectus Supplement No. 3 dated October 20, 2004
to the Prospectus dated June 17, 2004

        This prospectus supplement relates to an aggregate principal amount of $130 million of 4.75% Convertible Senior Subordinated Debentures due 2033 and the 8,789,729 shares of our common stock issuable upon conversion of the debentures. This prospectus supplement should be read in conjunction with and may not be delivered or used without our prospectus dated June 17, 2004, including any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus. The debentures are not listed on any securities exchange. The debentures are designated for trading in the PORTAL market. Our common stock is listed on the Nasdaq National Market under the symbol "SERO".

        See "Risk Factors" beginning on page 6 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the debentures or our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        The information in the following table is presented as of October 20, 2004 and supplements or supersedes, with respect to the securityholders listed below, the information in the table appearing under the heading "Selling Securityholders" beginning on page 21 of the prospectus dated June 17, 2003, including any amendments or supplements thereto, and was provided by or on behalf of the selling securityholders:

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold	Shares of Serologicals Common Stock Beneficially Owned Upon Conversion of the Debentures(1)	Debentures Owned After Completion of the Offering(2)	Shares of Serologicals Common Stock Owned After Completion of the Offering(2)
Citadel Equity Fund Ltd. (3)(4)	$14,875,000	1,005,747	0	0
Citadel Credit Trading Ltd. (3)(5)	2,625,000	177,484	0	0

(1)
Assumes conversion of all the securityholders' debentures at the initial conversion rate of 67.6133 shares of common stock per $1,000 principal amount of debentures. However, the conversion rate is subject to adjustment as described under "Description of Debentures—Conversion Rights". As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. The numbers of shares beneficially owned by the selling securityholders upon conversion of the debentures set forth in this column disregard any fractional shares of common stock.

(2)
We do not know when or in what amounts a selling securityholder may offer the debentures or shares for sale. The selling securityholders might not sell any or all of the debentures or shares offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares, we cannot estimate the number of the debentures or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the debentures or shares covered by this prospectus will be held by the selling securityholders.

(3)
This securityholder is affiliated with a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(4)
Citadel Limited Partnership ("Citadel") is the trading manager of Citadel Equity Fund Ltd. and consequently has voting control and investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the securities beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin also disclaims beneficial ownership of the securities held by Citadel Equity Fund Ltd.

(5)
Citadel is the trading manager of Citadel Credit Trading Ltd. and consequently has voting control and investment discretion over securities held by Citadel Credit Trading Ltd. Citadel disclaims beneficial ownership of the securities beneficially owned by Citadel Credit Trading Ltd. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin also disclaims beneficial ownership of the securities held by Citadel Credit Trading Ltd.

The date of this prospectus supplement is October 20, 2004